Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus	Registration Statement No. 333-108067
Supplement dated September 28, 2006)

$400,000,000 of 5.25% Senior Notes due October 15, 2011
$300,000,000 of 5.50% Senior Notes due October 15, 2016
$300,000,000 of 5.95% Senior Notes due October 15, 2036
FINAL TERMS SHEET
September 28, 2006
5.25% Senior Notes due October 15, 2011

Issuer:	The Hartford Financial Services Group, Inc.

Security:	SEC Registered Senior Unsecured Notes

Specified Currency:	U.S. Dollars

Principal Amount:	$400,000,000

Trade Date:	September 28, 2006

Settlement Date (T+3):	October 3, 2006

Final Maturity:	October 15, 2011

Interest Rate:	5.250%

Benchmark Treasury:	4.625% UST due August, 2011

Benchmark Treasury Price:	100-07

Benchmark Treasury Yield:	4.574%

Spread to Treasury:	+ 70 bps

Public Offering Price:	99.893% Per Note; Total for 2011 Notes: $399,572,000

Interest Payment Dates:	Semi-annually in arrears on April 15 and
October 15, commencing April 15, 2007

Day Count Convention:	30/360

Optional Redemption:	Make whole call at T+10 bps

Authorized Denominations:	$2,000 and integral multiples of $1,000 in
excess thereof

CUSIP:	416515AQ7

Book-Running Managers:	Banc of America Securities LLC
Merrill Lynch & Co.
Wachovia Securities

5.50% Senior Notes due October 15, 2016

Issuer:	The Hartford Financial Services Group, Inc.

Security:	SEC Registered Senior Unsecured Notes

Specified Currency:	U.S. Dollars

Principal Amount:	$300,000,000

Trade Date:	September 28, 2006

Settlement Date (T+3):	October 3, 2006

Final Maturity:	October 15, 2016

Interest Rate:	5.50%

Benchmark Treasury:	4.875% UST due August, 2016

Benchmark Treasury Price:	101-31

Benchmark Treasury Yield:	4.624%

Spread to Treasury:	+ 90 bps

Public Offering Price:	99.814% Per Note; Total for 2016 Notes: $299,442,000

Interest Payment Dates:	Semi-annually in arrears on April 15 and
October 15, commencing April 15, 2007

Day Count Convention:	30/360

Optional Redemption:	Make whole call at T+ 15 bps

Authorized Denominations:	$2,000 and integral multiples of $1,000 in
excess thereof

CUSIP:	416515AR5

Book-Running Managers:	Banc of America Securities LLC
Merrill Lynch & Co.
Wachovia Securities
5.95% Senior Notes due October 15, 2036

Issuer:	The Hartford Financial Services Group, Inc.

Security:	SEC Registered Senior Unsecured Notes

Specified Currency:	U.S. Dollars

Principal Amount:	$300,000,000

Trade Date:	September 28, 2006

Settlement Date (T+3):	October 3, 2006

Final Maturity:	October 15, 2036

Interest Rate:	5.95%

Benchmark Treasury:	4.500% UST due February, 2036

Benchmark Treasury Price:	95-26

Benchmark Treasury Yield:	4.766%

Spread to Treasury:	+ 123 bps

Public Offering Price:	99.360% Per Note; Total for 2036 Notes: $298,080,000;

Interest Payment Dates:	Semi-annually in arrears on April 15 and
October 15, commencing April 15, 2007

Day Count Convention:	30/360

Optional Redemption:	Make whole call at T+20 bps

Authorized Denominations:	$2,000 and integral multiples of $1,000 in
excess thereof

CUSIP:	416515AS3

Book-Running Managers:	Banc of America Securities LLC
Merrill Lynch & Co.
Wachovia Securities
USE OF PROCEEDS
     We expect the net proceeds from the offerings of our senior notes to be approximately $988.9 million, after deducting underwriting discounts and the estimated expenses of the offerings that we will pay. We intend to use the net proceeds for: (i) the redemption of $500 million aggregate principal amount of our 7.45% Junior Subordinated Deferrable Interest Debentures due 2050 underlying all outstanding 7.45% Trust Originated Preferred Securities, Series C, issued by Hartford Capital III; (ii) the pre-funding of $200 million of payments due at the maturity of Hartford Life, Inc. (“HLI”) 7.10% Notes, due June 15, 2007, of which $200 million are outstanding; and (iii) the paydown of approximately $200 million of our approximately $498 million commercial paper portfolio, which consists of instruments maturing between October 2006 and December 2006 with a weighted average interest rate of 5.42% as of September 27, 2006. The remainder of the net proceeds will be used for general corporate purposes.

CAPITALIZATION
     The following table sets forth as of June 30, 2006 on a consolidated basis:
•	our actual capitalization; and

•	our capitalization as adjusted to give effect to the consummation of the sale of the senior notes in the offerings and the application of the net proceeds from the offerings, as described under “Use of Proceeds”.
     The following data is qualified in its entirety by our consolidated financial statements and the related notes and other information contained elsewhere in our Preliminary Prospectus Supplement dated September 28, 2006, as filed with the Securities and Exchange Commission and the accompanying prospectus attached thereto, or incorporated therein by reference.

	As of June 30, 2006
		As
	Actual	Adjusted
	(unaudited, in millions)
Short-Term Debt
Commercial Paper(1)	$984	$786
Current maturities of long-term debt(2)	400	400

Total Short-Term Debt	1,384	1,186

Long-Term Debt
Senior Notes (other than the notes offered hereby) and Debentures(3)	2,892	2,892
5.25% Senior Notes due October 15, 2011	—	400
5.50% Senior Notes due October 15, 2016	—	300
5.95% Senior Notes due October 15, 2036	—	300
Junior Subordinated Debentures	488	—

Total Long-Term Debt	3,380	3,892

Total Debt	4,764	5,078

Stockholders’ Equity
Common Stock (par value $0.01 per share; 750 million shares authorized; 307 million shares issued)(1)	3	3
Additional paid-in capital(1)	5,183	5,183
Retained earnings	11,167	11,167
Treasury stock, at cost (3 million shares)	(46)	(46)
Accumulated other comprehensive income (loss)	(924)	(924)

Total Stockholders’ Equity	15,383	15,383

Total Capitalization	$20,147	$20,461

(1) On August 16, 2006, we issued 12,128,503 shares of our common stock in connection with the settlement of purchase contracts originally issued in May 2003 as components of our 13,800,000 7% Equity Units. We received proceeds of

$689,825,000 from the issuance of our common stock in settlement of the forward purchase contracts. We used the proceeds from the stock issuance plus cash on hand to repay $690 million of commercial paper, including the $200 million of commercial paper issued to finance the redemption of HLI’s 7.625% Junior Subordinated Deferrable Interest Debentures due 2050 described in footnote (2) below. None of these transactions are reflected in the capitalization table above.
(2) On July 14, 2006, we redeemed $200 million of HLI’s 7.625% Junior Subordinated Deferrable Interest Debentures due 2050, underlying all outstanding 7.625% Trust Preferred Securities, Series B, of Hartford Life Capital II. This debt was reclassified from long-term to short-term debt in the quarter ended June 30, 2006. The redemption is not reflected in the capitalization table above.
(3) On September 6, 2006, we commenced exchange offers to holders of HLI’s $250,000,000 outstanding principal amount of 7.65% Debentures due 2027 and $400,000,000 outstanding principal amount of 7.375% Senior Notes due 2031 (together, the “HLI notes”), offering to exchange, for each $1,000 of HLI notes, $1,000 principal amount of new notes issued by Hartford Financial Services Group, Inc. (the “HFSG notes”) notes and cash, plus unpaid and accrued interest on the HLI notes. We intend to fund the cash and accrued interest payable in connection with the exchange offers with available cash. Cash paid to holders of HLI notes in connection with the exchange offers will be reflected on our balance sheet as a reduction of long-term debt. Assuming that we exchange new HFSG notes for the $403,182,000 of HLI notes tendered as of September 27, 2006, ''Senior Notes (other than the notes offered hereby) and Debentures’’ in the capitalization table above would have been reduced by $87 million, with the cash payment calculated in accordance with the Prospectus and Consent Solicitation Statement, dated September 5, 2006, filed with the Securities and Exchange Commission on Form S-4 (Registration File No. 333-135608) using the bid-side yield to maturity of the 4.50% U.S. Treasury Security due February 15, 2036 on September 27, 2006. Neither this reduction nor the new HFSG notes to be issued in the exchange offers are reflected in the capitalization table above.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com, by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-866-500-5408, or by calling Wachovia Capital Markets, LLC toll-free 1-800-326-5897 or e-mailing syndicate.ops@wachovia.com.